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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For September 27, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated September 25, 2002

Press Release

Stockholm September 25, 2002

Song Networks on track to reach EBITDA break-even

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks" or the "Company") announced today that the third quarter is developing well and according to forecast. As part of the overall restructuring program, the Company also launches a cost savings program to ensure that the Company reaches its forecasted results.

"Based on our third quarter performance, I am pleased to announce that the business is developing according to plan. Our third quarter will be stronger than our second quarter. We are today starting to execute on a cost saving program bringing our overall SG&A level down approximately 15% to SEK 230 million per quarter in the first quarter of next year", says Tomas Franzén, CEO Song Networks.

The Company is expecting full year revenues of SEK 2.3-2.4 billion (USD 250-260 million) for 2002 and EBITDA break-even in the end of the fourth quarter of 2002. As announced in the second quarter report 2002, the Company has to keep the overall cost base under tight control and has taken a decision to cut its sales, general and administration (SG&A) costs to a level of SEK 230 million (USD 25 million) per quarter by the first quarter 2003.

Song Networks today launched the SG&A cost saving program to ensure the successful fulfilment of the Company's forecast. A total of approximately 150 employees are made redundant throughout the organisation. The cost savings program is expected to generate annual savings of approximately SEK 120-130 million (USD 13-14 million). The savings are expected to reach full effect in the first quarter 2003. Restructuring charges are expected to be approximately SEK 65-75 million (USD 7-8 million), including reserves for redundant office space. As of September 19, 2002 the Company had SEK 259 million (USD 28 million) in cash and cash equivalents (including restricted cash) excluding an unused credit facility of SEK 141 million (USD 15 million). In addition the Company has sold Net Operating Losses (NOLs) for SEK 150 million (USD 16 million) for which payment is expected in the end of September. With the now announced savings, the previously announced restructuring and with present forecast, the Company expects the funds to be sufficient to fully fund the Company's business plan.

As part of the overall restructuring and cost savings program, Song Networks also announced management changes. Tomas Franzén, CEO of Song Networks Holding AB, will also be taking the position as Managing Director of the Swedish subsidiary, Song Networks Svenska AB, with effect October 1, 2002. The Executive Vice President of the Company, Ari-Jussi Knaapila, will also be taking the position as Managing Director of the Finnish subsidiary. The present Managing Director of the Swedish subsidiary, Peter Lövgren, will leave the Swedish subsidiary for a position as Managing Director or Sun Microsystems and Olli Nuuttila, the acting Managing Director of Song Networks in Finland, will be taking up his former position as Sales Director and Deputy Managing Director of Song Networks in Finland.

At the same time Liia Nõu, CFO at Song Networks Holding AB, has decided to leave the Company for new challenges as CFO Scandinavia at GE Capital Bank AB, with effect from October 1, 2002. Liia Nõu has been the CFO of Song Networks Holding AB since February 2000.

For further information, please contact:
Song Networks Holding AB Tomas Franzén, CEO Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer